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                                                                    Exhibit 21.1

                         SUBSIDIARIES OF THE REGISTRANT

Impac Warehouse Lending Group, Inc.

Impac Funding Corporation (100% of the non-voting preferred stock owned by the Registrant) (Impac Funding Corporation owns 100% of the Common Stock of Impac Secured Assets Corporation and Novelle Financial Services, Inc.)

IMH Assets Corp.